MILLER INVESTMENT TRUST

Form of Expense Limitation Agreement

EXPENSE LIMITATION AGREEMENT, made as of this __ day of ____, 2014, by and between Wellesley Investment Advisors, Inc. (the “Adviser”) and Miller Investment Trust (the “Trust”), on behalf of each series identified and from time to time set forth on Schedule A attached hereto (each, a “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company and is organized as a statutory trust under the laws of the State of Delaware, and each Fund is a series of the Trust;

WHEREAS, the Trust, on behalf of each Fund, and the Adviser are parties to an investment advisory agreement (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to each Fund in consideration of compensation based on the value of the average daily net assets or average daily managed assets, as applicable, of such Fund (the “Advisory Fee”);

WHEREAS, the Trust, on behalf of each Fund, has adopted plans in accordance with Rule 12b-1 under the 1940 Act (each, a “Rule 12b-1 Plan”) relating to Class A and Class C of each Fund, pursuant to which the Trust’s principal underwriter (the “Distributor”) engages in marketing and distribution activities on behalf of such Fund in consideration for compensation based on the value of the average daily net assets of such Fund (the “Rule 12b-1 Fee”);

WHEREAS, the Adviser has voluntarily agreed with the Trust’s Board of Trustees (the “Board”) that it is appropriate and in the best interests of each Fund and its shareholders to maintain certain expenses of each class of the Funds at a specified level as set forth in this Agreement.  The Trust, on behalf of each Fund, and the Adviser therefore have entered into this Expense Limitation Agreement (this “Agreement”) in order to limit the “other expenses” of each class of each Fund on the terms and conditions set forth herein;

WHEREAS, each Fund is prepared to repay the Adviser, subject to the terms and conditions set forth herein, certain reimbursed Excess Amounts (as defined in Section 1.1) if such Fund subsequently achieves a sufficient level of assets; and

NOW THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.

Expense Limitations.

1.1

During the Term (as defined in Section 2.1), the Adviser agrees to pay or reimburse the expenses of each class of shares of each Fund to the extent necessary so that “Other Expenses” (as defined in Form N-1A under the 1940 Act) incurred by such class (excluding Non-Capped Expenses, as defined in Section 1.2) (“Capped Other Expenses”) do not exceed the Expense Limit (defined in Section 1.3) applicable to such class.  During the Term, to the extent that Capped Other Expenses incurred by a class of shares of a Fund in any fiscal year exceed the Expense Limit for such class, such excess amount (the “Excess Amount”) shall be borne by the Adviser.

1.2

Non-Capped Expenses.  The following costs and expenses (“Non-Capped Expenses”) are outside of the Expense Limits: interest charges on Fund borrowings, taxes, brokerage commissions, dealer spreads and other transaction costs, expenditures that are capitalized in accordance with generally accepted accounting principles, “Acquired Fund” (as defined in Form N-1A under the 1940 Act) fees and expenses, short sale dividends, extraordinary expenses not incurred in the ordinary course of a Fund’s business (i.e., litigation and indemnification), and any other costs and expenses that may be approved by the Board.  Extraordinary expenses are expenses that are unusual or are expected to recur infrequently, and may include, but are not limited to:  (i) expenses of the reorganization, restructuring or merger of a Fund, including the acquisition of all the assets of a Fund or the acquisition by a Fund of another fund’s assets, (ii) expenses of substantially rewriting and reformatting a Fund’s disclosure documents (as distinguished from routine annual revisions and updates), (iii) expenses of holding, and soliciting proxies, for a shareholder meeting to consider and vote upon changes to a Fund’s investment policies and restrictions, charter documents or other fundamental matters (as distinguished from routine matters such as the election of Trustees or the approval or accountants), and (iv) expenses of converting to a new custodian, transfer agent or other service provider.

1.3

Expense Limit.  The maximum “Expense Limit” in any fiscal year with respect to each class of shares of a Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of the applicable class.

1.4

Recoupment.  The Trust shall keep a record of the Excess Amounts paid or reimbursed in respect of the Funds pursuant to Section 1.1 hereof (such paid or reimbursed Excess Amounts, “Prior Expenses”).  Subject to the last sentence of this Section 1.4, if at any future date Capped Other Expenses of a class of shares of a Fund are less than the Expense Limit for such class, the Adviser shall be entitled to recoupment via payment by such class of the amount of the Prior Expenses that the Adviser has paid or reimbursed in respect of such class, without interest thereon, except to the extent that such recoupment would cause the Capped Other Expenses of such class to exceed the Expense Limit for that class.  If the Capped Other Expenses of a class of shares of a Fund subsequently exceed the Expense Limit for that class, the recoupment of Prior Expenses to the Adviser shall be suspended.  If subsequent recoupment of Prior Expenses shall be resumed to the extent that Capped Other Expenses do not exceed the Expense Limit for the class, the Expense Limit for such class shall apply (unless previously terminated in accordance with Section 2 hereof).  The Adviser may seek recoupment only for Prior Expenses paid or reimbursed by it during the thirty six (36) months immediately prior to the date of such recoupment; provided, however, that with respect to Prior Expenses paid or reimbursed by the Adviser prior to the date on which a Fund (or class thereof, as applicable) commenced investment operations, the Adviser may seek recoupment for such Prior Expenses during the thirty six (36) months from the date on which such Fund (or class thereof, as applicable) commenced investment operations.  The provisions of this Agreement shall survive the termination of this Agreement to the extent necessary to permit any such reimbursement.

1.5

Limitation of Liability.  The obligations and expenses incurred, contracted for or otherwise existing with respect to a Fund shall be enforced against the assets of such Fund or the applicable class thereof and not against the assets of any other class or any other Fund or series of the Trust.  It is understood and expressly stipulated that neither the holders of shares of a Fund nor the Trustees of the Trust shall be personally liable hereunder.

1.6

Method of Computation.  To determine the Adviser’s obligations hereunder, each month the Capped Other Expenses for a class of shares of a Fund shall be annualized as of the last day of the month.  If the annualized Capped Other Expenses of a class of shares of a Fund for any month exceed the Expense Limit for such class, the Adviser promptly shall remit an amount to the class, or bear an amount of expenses, that is sufficient to reduce the annualized Capped Other Expenses to an amount that is no higher than the Expense Limit for such class.

1.7

Year-End Adjustment.  If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the Advisory Fees and Rule 12b-1 Fees waived, if any, and other payments remitted by the Adviser to a Fund with respect to the previous fiscal year shall equal the Excess Amount for such fiscal year.

1.8

Voluntary Fee Waiver/Expense Reimbursement.  Nothing herein shall preclude the Adviser and/or the Distributor from either voluntarily waiving Advisory Fees or Rule 12b-1 Fees, as applicable, that it is entitled to from any class of any Fund and/or voluntarily reimbursing the expenses of any class of any Fund in a manner that is not required by this Section 1, as the Adviser or the Distributor, as applicable, in its sole and absolute discretion, deems reasonable or appropriate.  Any such voluntary waiver or voluntary expense reimbursement may be modified or terminated by the Adviser or the Distributor, as applicable, at any time, in its sole and absolute discretion, without the approval of, but with appropriate notice to, the Board.

2.

Term; Termination.

2.1

Term.  The term of this Agreement (the “Term”) shall begin on the date hereof (or, if later, the date a class of shares of a Fund is added to Schedule A with respect to such class) (the “Effective Date”) and end after the close of business on October 31st of the immediately succeeding calendar year (or such other date as may be agreed to in writing by all of the parties hereto, with the Board acting on behalf of the Trust), unless this Agreement is earlier terminated (in whole or with respect only to the applicable Fund) in accordance with Section 2.2.  The Term may be continued from year to year thereafter, provided that each such continuance is specifically approved by all of the parties hereto, including with respect to each Fund by a majority of the Trustees of the Trust who are not “interested persons,” as defined in the 1940 Act, of the Trust or the Adviser.  No party shall be obligated to extend the Term of this Agreement.

2.2

Termination.  This Agreement shall terminate:

(i)

with respect to a Fund, upon the first October 31st after the failure of the Agreement to be continued in accordance with Section 2.1;

(ii)

with respect to a Fund, automatically upon the termination of the Advisory Agreement of such Fund, unless otherwise agreed by the Adviser; or

(iii)

upon a writing duly executed by the Adviser and the Trust terminating the Agreement with respect to a specified Fund or Funds.

3.

Miscellaneous.

3.1

Reports to the Board.  The Adviser shall include in the compliance report provided at each regular quarterly meeting of the Board information enabling the Board to determine whether the Adviser has fully complied with the requirements of this Agreement.  The Adviser shall also report at each regular quarterly meeting of the Board the amount of Prior Expenses recovered by the Adviser from each Fund during the preceding calendar quarter.

3.2

Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.3

Interpretation.  Nothing herein contained shall be deemed to require the Trust to take any action that is contrary to the Trust’s declaration of trust or bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Trust.

3.4

Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee or Rule 12b-1 Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement, a Rule 12b-1 Plan or the 1940 Act, shall have the same meaning as and shall be resolved by reference to such Advisory Agreement or Rule 12b-1 Plan or the 1940 Act and to interpretations thereof, if any, by the United States courts or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission (the “SEC”) issued pursuant to the 1940 Act.  In addition, if the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, that provision shall be deemed to incorporate the effect of that rule, regulation or order.  Otherwise the provisions of this Agreement shall be interpreted in accordance with the substantive laws of the State of New York.  Notwithstanding anything herein to the contrary, any waiver of fees or reimbursement of expenses under this Agreement shall be made in accordance with Section 18 of the 1940 Act.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers as of the day and year first above written.

MILLER INVESTMENT TRUST on behalf of

each FUND set forth on Schedule A attached hereto

By:  _________________________

Its:

WELLESLEY INVESTMENT ADVISORS, INC.

By:  _______________________
       Greg Miller

Its:   Chief Executive Officer

[Signature Page to Expense Limitation Agreement]

Schedule A

Expense Limits

Fund	Date Added to Schedule	Share Class	Expense Limit (% of average daily net assets of the class)
Miller Intermediate Bond Fund	April 17, 2014	Class A	0.50%
Miller Intermediate Bond Fund	April 17, 2014	Class C	0.50%
Miller Intermediate Bond Fund	April 17, 2014	Class I	0.50%

Miller Convertible Plus Fund	April 17, 2014	Class A	0.50%
Miller Convertible Plus Fund	April 17, 2014	Class C	0.50%
Miller Convertible Plus Fund	April 17, 2014	Class I	0.50%

A-1

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